Exhibit 21.1

OCZ TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation	Percent of Voting Securities Owned by OCZ
Indilinx Co, Ltd.	Korea	100%

Indilinx, Inc.	Delaware	100%

OCZ Canada, Inc.	Canada	100%

OCZ Israel, Ltd.	Israel	100%

OCZ Technology, Limited	United Kingdom	100%

Sanrad, Inc.	Delaware	100%